Exhibit 12.1

Openwave Systems Inc.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(Dollars in thousands)

	Three months ended September 30,	For the Years ended June 30,
	2005	2005	2004	2003	2002	2001
Loss before income taxes	$(6,040)	$(53,321)	$(20,512)	$(205,973)	$(1,242,879)	$(677,006)
Fixed Charges	2,204	10,988	9,499	6,744	9,161	7,371

Earnings as adjusted for Fixed Charges	$(3,836)	$(42,333)	$(11,013)	$(199,229)	$(1,233,718)	$(669,635)

Ratio of earnings to Fixed Charges	—	—	—	—	—	—